January 30, 2024

Re:	Luda Technology Group Limited
Amendment No. 1 to
Draft Registration Statement on Form F-1
Submitted January 16, 2024
CIK No. 0001984124

Mr. Alex King

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear SEC Officers:

On behalf of Luda Technology Group Limited (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter dated January 26, 2023 with respect to the Draft Registration Statement on Form F-1, CIK No. 0001984124 (“F-1”), submitted on January 16, 2024 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Draft Registration Statement on Form F-1 filed January 16, 2024

Compensation of Directors and Executive Officers, page 109

1.	Please update your compensation disclosure to reflect the fiscal year ended December 31, 2023.

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 109 in the Revised F-1.

Certain Relationships and Related-Party Transactions, page 116

2.	We note your response to prior comment eight and reissue in part. Please ensure that you have provided the disclosure required for related party transactions since the beginning of your preceding three financial years up to the date of the registration statement. Additionally, Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering or tell us why this provision does not apply to any of the advances disclosed in this section

Response: In response to the Staff’s comment, the Company added the relevant disclosures on page 117 in the Revised F-1. For the avoidance of doubt, the Company will not maintain any balance of advance to director or executive officer upon listing.

Financial Statements

Consolidated Balance Sheets, page F-3

3.	We read your response to comment nine where you indicate there is no additional paid-in capital as of December 31, 2022 and 2021. However, we note in your shareholders’ equity and elsewhere throughout your registration statement (e.g., footnote (1) in your Capitalization table on page 52), the ordinary shares have a $0.03 par value. Please explain and revise your disclosure(s) as necessary.

Response: The Company would like to reiterate that there is no additional paid-in capital as of December 31, 2022 and 2021. The $0.03 par value shown throughout the registration statement is the US Dollar equivalent of the HK$0.25 par value of the ordinary shares. HK$0.25 par value is translated at the exchange rate of HK$7.8 to US$1. (i.e. HK$0.25 / 7.8 x 20,000,000 shares = US$641,026)

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at +852.5600.0188.

Very truly yours,

/s/ Lawrence S. Venick
Lawrence S. Venick